DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 6691
melendez@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

04046921

File No. 82-5201

December 21, 2004

RECD S.E.C.
DEC 2 1 2004
1086

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Presentation dated December 2004, entitled, "Gamesa – Spanish Windfarm Sale".

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

PROCESSED
DEC 2 9 2004
THOMSON
FINANCIAL

Best regards,

Rosemarie L. Melendez
Legal Assistant

Enclosure

By Hand Delivery

Gamesa

Spanish Windfarm Sale







DECEMBER 2004

Please refer to last page for Forward Looking Statement

Please refer to last page for Forward Looking Statement

I. The Agreement

Sale of Spanish Wind Farms to Babcock & Brown

- **Sale of 158 MW.** 158 MW of Spanish wind farms are sold to Australian Company Babcock & Brown (through a vehicle called Global Wind Partners) at an average price of 1.29 EUR MM per MW.
- **Further 450 MW to be sold.** The agreement includes additional 450 MW of Spanish wind farms to be sold between 2005 and 2007.
- **Potential Agreement with Gamesa Eólica.** The buyer has shown its interest in acquiring Gamesa Eólica WTG for other wind farms developed independently.
- **Repowering guaranteed.** The wind farms sold now to B&B will be repowered by Gamesa Eólica once the WTG get to the end of their physical life.
- **Full Maintenance for Gamesa Eólica.** Gamesa Eólica enters into an O&M contract for 5 years in all the sold wind farms. The contract can be extended for further 5 years.
- **Contract for Energy Management.** B&B has contracted Wind to Market as an additional service from Gamesa Energía that will be in charge of selling the electricity to the pool.

The 2004 forecast remains unchanged and visibility of 2005 is increased with potential for additional contracts for WTG.

II. Increased Visibility

Area	2005 Forecast	2005 Backlog					Further Backlog			
		Iberdrola	Electrabel	Endesa	B&B	Unassigned	Iberdrola	Electrabel	Endesa	B&B
Spain	300	65			150 (*)	85				300 (*)
Italy	80			80				174	106	
Portugal	64	32	32				218	140		
Other	168	3				165				
Total	612	100	32	80	150	250	218	314	106	300

(*) 150 MW per year estimated.


2005 Backlog
Iberdrola
28%
B&B
41%
Endesa
22%
Total: 362 MW


Further Backlog
Iberdrola
23%
B&B
32%
Endesa
11%
Total: 938 MW

The transaction improves the visibility of wind farm sales and diversifies the client portfolio as the first pure financial investor

III. Conclusion

- **<u>2004 Results Unchanged.</u>** The transaction signed does not modify the forecasted results for the group.

- **<u>Improved Visibility.</u>** The additional 450 MW to be sold in between 2005 and 2007 increase the backlog of Gamesa Energía.

- **<u>New Client.</u>** Babcock & Brown is a new client for the group and has shown interest in buying more windfarms from Gamesa Energía and WTG from Gamesa Eólica for its own developed wind farms.

The transaction will help Gamesa to consolidate its growth forecasts for the next years.

Appendix.

Babcock & Brown. Brief Description

- Babcock & Brown (ASX: BNB) is a global investment and advisory firm with longstanding capabilities in structured finance and the certain syndication and management of asset and cash flow based investments.
- Since its establishment in 1977 as an arranger of US leveraged leases Babcock & Brown has expanded its activities into areas in which its structured finance skills can provide the Group with a competitive advantage.
- Over the last 15 years Babcock & Brown has developed and/or advised on wind farms world-wide totalling over 2,000MW, exclusive of the current acquisition. In addition to GWP and its Australian wind farms, Babcock & Brown also owns and manages wind farms in operation or under development in North America and Europe. Babcock & Brown is active in wind farm ownership and development both onshore and offshore.
- The Group has transitioned from being a pure adviser and arranger to become a principal in many of the transactions in which it is involved, increasingly deploying its own capital to secure assets for syndication to, and management on behalf of, third party investors.
- The Company operates from 19 offices across Australia, the United States, Europe, Asia and Africa, and has more than 440 employees worldwide. It has five operating divisions including real estate, infrastructure, operating leasing, structured finance, and corporate principal investment/funds management.

More information on Babcock & Brown may be found at: www. babcockbrown.com.

Babcock and Brown represents a new big important client with potential for future transactions of wind farms and wind turbines.

Appendix.

Global Wind Partners. Overview.

- GWP, an unlisted Australian investment vehicle, was established by Babcock & Brown in 2003 to invest in quality wind energy generation projects. GWP's intention is to create a diversified, global wind energy asset portfolio. GWP currently has two other wind energy investments, both of which are in Australia. GWP owns 100% of the 80.5MW Lake Bonney Stage 1 wind farm, and 75% of the 89.1MW Walkaway wind farm. It will also own 100% of the 135MW Lake Bonney South wind farm project, which is anticipated to reach financial close in March 2005. At the time of its founding, GWP's medium term objective was to achieve a 500MW installed capacity target. With the Gamesa acquisition, it is anticipated that GWP will have achieved this target by 30 June 2005.

- GWP is owned 50% by Prime Infrastructure (ASX: PIML; PIT), the Australian listed infrastructure investment vehicle, and 50% by Babcock & Brown, together with its private clients. Babcock & Brown is the exclusive financial advisor to, and Investment Manager for the investors in, GWP.

Global Wind Partners has already invested in wind farms in the past and seeks reaching 500 MW in the next years.

Appendix.
Prime Infrastructure. Overview.

- Prime Infrastructure (ASX: PIML; PIT) is an independent investment vehicle that focuses on identifying and acquiring quality infrastructure investments in Australia and internationally. It represents an opportunity for investors to participate in the ownership of infrastructure assets. Prime Infrastructure now has gross assets of A$3 billion.

- Prime Infrastructure comprises Prime Infrastructure Management Limited ("PIML") and Prime Infrastructure Trust ("PIT"). Babcock & Brown Investor Services Limited ("BBIS") is the Responsible Entity for PIT. An investment in Prime Infrastructure is a stapled security comprising a share in PIML and a unit in PIT.

More information on Prime Infrastructure may be found at: www.primeinfrastructure.com.au.

Forward Looking Statement

This material has been made up by Gamesa Corporación Tecnológica, S.A., and is disclosed solely as information.

This material may contain declarations which constitute forward-looking statements, and includes references to our current intentions, believes or expectations regarding future events and trends that may affect our financial condition, earnings and share value.

These forward-looking statements do not constitute a warranty as to future performance and imply risks and uncertainties. Therefore, actual results may differ materially form those expressed or implied by the forward-looking statements, due to different factors, risks an uncertainties, such as economical, competitive, regulatory or commercial changes. The potential investor should assume the fact that the value of any investment may rise or go down, and furthermore, it may not recovered, partially or completely. Likewise, past performance is not indicative of future results.

The facts, opinions, and projections included in this material are furnished as to the date of this document, and are based on the company's estimations and on sources believed to be reliable by Gamesa Corporación Tecnológica, S.A., but the company does not warrant its completeness, timeliness or accuracy, and therefore it should not be relied upon as if it were.

Both the information and the conclusions contained in this document are subject to changes without notice. Gamesa Corporación Tecnológica, S.A. undertakes no obligation to update forward-looking statements to reflect events or circumstances that occur after the date the statements were made. The results and evolution of the company may differ materially from those expressed in this material.

None of the information contained in this document constitutes a recommendation, solicitation or offer to buy or sell any securities, futures, options or other financial instruments or provide any investment advice or service. This material does not provide any recommendation of investment, or legal, tax or any other type of advise, and it should not be relied upon to make any investment or decision.

Any and all the decisions taken by any third party as a result of the information, materials or reports contained in this document, are the sole and exclusive risk and responsibility of that third party, and Gamesa Corporación Tecnológica, S.A. shall not be responsible for any damages derived from the use of this document or its content.

This document has been furnished exclusively as information, and it must not be disclosed, published or distributed, partially or totally, without the prior written consent of Gamesa Corporación Tecnológica, S.A.